Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Agrium Pension Committee

Agrium Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-149666) on Form S-8 of Agrium Inc. of our report dated June 15, 2012 relating to the statements of net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011, and the related supplemental schedules as of and for the year ended December 31, 2011, which appears in the December 31, 2011 Annual Report on Form 11-K of the Agrium Advanced Technologies 401(k) Savings Plan.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 15, 2012